Diamond Powersports, Inc.
10145 Northwest 46th Street
Sunrise, Florida 33351


September 8, 2000


United States Securities and Exchange Commission
Washington D.C. 20549


Re: Diamond Powersports, Inc. Registration Statement on Form SB-
2 File No. 333-93145 Filed: December 21, 1999

To whom it may concern:

Diamond Powersports, Inc. hereby withdraws its registration statement filed on form SB-2 with the Securities and Exchange Commission on December 21, 1999. The Company withdraws its statement so that it can have sufficient time to review the statement prior to effectiveness. We feel it is in the best interest of the public that this action is taken.

Thank You,

/s/ Pierre Elliott, President
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Pierre Elliott, President